                                                Commission File No. 0-12216
===========================================================================



                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549



                                 FORM 8-A



             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                      OLD KENT FINANCIAL CORPORATION
          (Exact name of registrant as specified in its charter)

                   MICHIGAN                     NO. 38-1986608
            (State of incorporation            (IRS Employer
               or organization)             Identification No.)


             ONE VANDENBERG CENTER
            GRAND RAPIDS, MICHIGAN                  49503
   (Address of principal executive offices)       (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:
                                   NONE


     Securities to be registered pursuant to Section 12(g) of the Act:
                 SERIES C PREFERRED STOCK PURCHASE RIGHTS
                             (Title of Class)




===========================================================================

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On January 20, 1997, the Board of Directors of Old Kent Financial Corporation (the "Company") declared a dividend distribution of one Right (a "Right") for each outstanding share of the Company's common stock, $1 par value (the "Common Stock"), to shareholders of record at the close of business on February 14, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series C Preferred Stock, no par value (the "Preferred Stock"), at a price of $160 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Old Kent Bank, as Rights Agent.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock, or (iii) 10 business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person." Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 14, 1997, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 13, 2007, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

          In the event that, at any time following the Distribution Date,
(i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer of all outstanding shares of Common Stock that the independent Continuing Directors (defined below) determine to be fair to and otherwise in the best interests of the Company and its shareholders), (iii) an Acquiring Person engages in 1 or more "self-dealing" transactions, or (iv) a person had been or was designated as an Adverse Person under the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to 2 times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of Units issuable upon the Right prior to the events described in this paragraph (initially, 1). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company, as described below.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph or a merger which follows an offer described in the preceding paragraph), or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to 2 times the Exercise Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the

Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash or shares of Common Stock. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. The Rights may not be redeemed following the designation of an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

          The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person, or an affiliate or associate of an Acquiring Person or Adverse Person, or any representative of the foregoing entities.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights

Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          The Rights Agreement, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series C Preferred Stock, is attached hereto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.   EXHIBITS

     4.

          Form of Rights Agreement, dated as of January 20, 1997, between Old Kent Financial Corporation and Old Kent Bank, which includes as
Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) 10 days after the Stock Acquisition Date or (ii) 10 business days after the date of the commencement of a tender offer or exchange offer by any person or group of affiliated or associated persons, if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of the voting power of all outstanding shares of voting stock of the Company, or (iii) 10 business days after the Company's Board of Directors, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person."

          A "Summary of Rights to Purchase Series C Preferred Stock" is set forth as Exhibit C to the Rights Agreement.

                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  January 21, 1997           OLD KENT FINANCIAL CORPORATION
                                   (Registrant)


                                   By /S/ B.P. SHERWOOD, III
                                      B.P. Sherwood, III
                                      Its Vice Chairman and Treasurer

                                EXHIBIT INDEX


EXHIBIT NUMBER                        DOCUMENT

      4 Form of Rights Agreement, dated as of January 20, 1997, between Old Kent Financial Corporation and Old Kent Bank, which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) 10 days after the Stock Acquisition Date or (ii) 10 business days after the date of the commencement of a tender offer or exchange offer by any person or group of affiliated or associated persons, if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of the voting power of all outstanding shares of voting stock of the Company, or (iii) 10 business days after the Company's Board of Directors, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person."

                    A "Summary of Rights to Purchase Series C Preferred Stock" is set forth as Exhibit C to the Rights Agreement.